UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DaVita Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23918K108

(CUSIP Number of Common Stock)

Kathleen A. Waters

Chief Legal Officer

DaVita Inc.

2000 16th Street

Denver, CO 80202

(720) 631-2100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Sharon Flanagan, Esq.

Eric Haueter, Esq.

Sidley Austin LLP

555 California Street

Suite 2000

San Francisco, CA 94104

(415) 772-1200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,200,000,000	$145,440

(1)

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1,200,000,000 in aggregate of up to 22,429,906 shares of Common Stock, $0.001 par value, at the minimum tender offer price of $53.50 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $145,440	Filing Party: DaVita Inc.
Form or Registration No.: Schedule TO	Date Filed: July 22, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2019, as amended and supplemented by Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO filed with the Commission on August 6, 2019 (as it may be further amended or supplemented from time to time, the “Schedule TO”), relating to the offer by DaVita Inc., a Delaware corporation (“DVA” or the “Company”), to purchase for cash up to $1.2 billion of shares (the “shares”) of its common stock, $0.001 par value per share (the “common stock”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $53.50 and not more than $61.50 per share, or (ii) purchase price tenders, in either case net to the seller in cash less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 22, 2019 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 2 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) and Rule 13e-4(d) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except as such information was previously amended and supplemented to the extent specifically provided in Amendment No. 1 and that such information is hereby further amended and supplemented to the extent specifically provided in this Amendment No. 2. You should read this Amendment No. 2 together with Amendment No. 1, the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

The Offer to Purchase is hereby amended and supplemented as follows:

Items 1 through 11.

This Amendment No. 2 is being filed to reflect that, on August 12, 2019, the Company entered into the New Credit Agreement (as hereinafter defined) and that the Financing Condition (as hereinafter defined) has therefore been satisfied. Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended, and the corresponding provisions on Exhibit (a)(1)(A) hereto are deemed to be amended, as follows:

(1)	The seventh paragraph on the cover of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER TERMS AND CONDITIONS. SEE SECTIONS 7 AND 9.”

(2)

The paragraph under the caption “How will DVA pay for the shares?” under the section of the Offer to Purchase captioned “Summary Term Sheet” beginning on page 1 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The maximum aggregate Purchase Price for the shares purchased in the Offer will be $1.2 billion. We expect to fund the purchase of shares pursuant to the Offer and the Purchase Agreement with borrowings under our new senior secured credit agreement (the “New Credit Agreement”), which we entered into on August 12, 2019. The Offer was subject to our entering into such New Credit Agreement, with terms reasonably satisfactory to us and total lender commitments of not less than $5.25 billion and the funds being accessible thereunder (such condition, the “Financing Condition”). The Financing Condition was satisfied on August 12, 2019. The Offer remains subject to the other conditions described in Section 7. See Sections 5, 7 and 9.”

(3)

The bullet points under the caption “What are the conditions to the Offer?” under the section of the Offer to Purchase captioned “Summary Term Sheet” beginning on page 1 of the Offer to Purchase are hereby amended by deleting the first bullet in its entirety.

(4)

The third sentence of the first paragraph under the caption “What are the conditions to the Offer?” under the section of the Offer to Purchase captioned “Summary Term Sheet” beginning on page 1 of the Offer to Purchase is hereby amended and restated as follows:

“Our obligation to accept and purchase and pay for shares tendered in the Offer, however, depends upon a number of conditions that must be satisfied or waived by us, at or prior to the Expiration Time, including, but not limited to, the following:”

(5)

The third sentence in the first paragraph under the section of the Offer to Purchase captioned “Forward-Looking Statements” beginning on page 12 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances, including statements regarding our future operations, financial condition and prospects, such as expectations for treatment growth rates, revenue per treatment, expense growth, levels of the provision for uncollectible accounts receivable, operating income, adjusted operating income, cash flow, operating cash flow, earnings per share, estimated tax rates, estimated charges and accruals, capital expenditures, the development of new dialysis centers and dialysis center acquisitions, government and commercial payment rates, revenue estimating risk, the impact of our level of indebtedness on our financial performance, our stock repurchase authorization, our advocacy costs, expectations related to our estimated future financial and operating results, our expectations regarding the Offer, the use of proceeds from our new bank financing entered into on August 12, 2019, and the proposed redemption of our 2022 Notes, are forward-looking statements.”

(6)

The fifth sentence in the first paragraph under the section of the Offer to Purchase captioned “Forward-Looking Statements” beginning on page 12 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“These forward-looking statements are subject to risks and uncertainties, including, without limitation, those discussed in this section and in Part II, Item 1A, “Risk Factors” of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 and in Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019, and in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2018.”

(7)

The first bullet under the first paragraph under the section of the Offer to Purchase captioned “Forward-Looking Statements” beginning on page 12 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“• our ability to satisfy the conditions to the Offer;”

(8)

The seventeenth bullet under the first paragraph under the section of the Offer to Purchase captioned “Forward-Looking Statements” beginning on page 12 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“• our ability to complete acquisitions, mergers or dispositions that we might announce or be considering, on terms favorable to us or at all, or to integrate and successfully operate any business we may acquire or have acquired, or to successfully expand our operations and services in markets outside the United States, or to businesses outside of dialysis; and our ability to complete the redemption of our 2022 Notes on the terms currently contemplated or at all;”

(9)	The sixth paragraph under the section of the Offer to Purchase captioned “Introduction” beginning on page 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER TERMS AND CONDITIONS. SEE SECTIONS 7 AND 9.”

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(10)

The seventh paragraph under the section of the Offer to Purchase captioned “1. Number of Shares; Purchase Price; Proration” beginning on page 17 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions. See Sections 7 and 9.”

(11)

The first paragraph (other than, for purposes of clarity, the bullet points immediately under such first paragraph) under the section of the Offer to Purchase captioned “7. Conditions of the Offer” beginning on page 29 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is not conditioned on any minimum number of shares being tendered. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of or the payment for, shares tendered, subject to the rules under the Exchange Act, if at any time on or after the commencement of the Offer and at or prior to the expiration of the Offer, any of the following shall have occurred (or shall have been reasonably determined by us to have occurred):”

(12)

The bullet points immediately under the first paragraph under the section of the Offer to Purchase captioned “7. Conditions of the Offer” beginning on page 29 of the Offer to Purchase are hereby amended by deleting the first bullet in its entirety.

(13)

The first sentence of the last paragraph under the section of the Offer to Purchase captioned “7. Conditions of the Offer” beginning on page 29 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Each of the conditions referred to above is for our sole benefit and may be asserted or waived by us, in whole or in part, prior to the Expiration Time.”

(14)	The section of the Offer to Purchase captioned “9. Source and Amount of Funds” is hereby amended and restated in its entirety as follows:

“The maximum aggregate Purchase Price for the shares purchased in the Offer will be $1.2 billion. We expect to fund the purchase of shares pursuant to the Offer with borrowings under a new senior secured credit agreement (the “New Credit Agreement”) with the guarantors party thereto, the several banks and other financial institutions or entities from time to time parties thereto, and Wells Fargo Bank, National Association (“Wells Fargo Bank”), as administrative agent. The Offer was subject to our entering into such New Credit Agreement, with terms reasonably satisfactory to us and total lender commitments of not less than $5.25 billion and the funds being accessible thereunder (such condition, the “Financing Condition”). The Financing Condition was satisfied upon our entering into the New Credit Agreement on August 12, 2019 (the “Credit Agreement Closing Date”). The Offer remains subject to the other conditions described in Section 7.

The New Credit Agreement consists of a five-year secured revolving loan facility (the “Revolving Credit Facility”) in an aggregate amount of $1.0 billion, a five-year secured term loan A facility in an aggregate amount of $1.75 billion (the “Term Loan A Facility” and together with the Revolving Credit Facility, the “Pro-rata Facilities”) and a seven-year secured term loan B facility in an aggregate amount of $2.75 billion (the “Term Loan B Facility”).

All obligations under the New Credit Agreement are, subject to certain exceptions, guaranteed by certain of our wholly owned domestic subsidiaries and secured by a substantial portion of our assets and the assets of such guarantors.

At our option, borrowings under the New Credit Agreement bear interest based on the Base Rate (as defined below) or the London Interbank Offered Rate (“LIBOR”), in each case plus the Applicable Margin (as defined below). The “Base Rate” is defined as the highest of (i) the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 50 basis points, (ii) the prime commercial lending rate of Wells Fargo Bank as established from time to time and (iii) LIBOR for an interest period of one month plus 100 basis points; provided that if the Base Rate is negative it shall be deemed

4

to be zero. The “Applicable Margin” for the Pro-rata Facilities is initially 150 basis points, in the case of LIBOR loans, and 50 basis points in the case of Base Rate loans; provided that after the date on which we shall have delivered financial statements for the first full fiscal quarter ending after the Credit Agreement Closing Date, the Applicable Margin with respect to the Pro-rata Facilities will be determined pursuant to a leverage ratio based grid. The Applicable Margin for the Term Loan B Facility is defined as 225 basis points, in the case of LIBOR loans, and 125 basis points in the case of Base Rate loans.

Undrawn amounts under the Revolving Credit Facility accrue a commitment fee (i) initially, at a per annum rate of 0.25% and (ii) after the delivery of the financial statements for the fiscal quarter ending at least three months after the Credit Agreement Closing Date, at a per annum rate between 0.15% and 0.35%, based on a leverage ratio based grid. The Term Loan A Facility has a delayed draw feature. A ticking fee equal to the then applicable commitment fee rate will accrue on the undrawn portion of the Term Loan A Facility.

The Term Loan A Facility amortizes on a quarterly basis beginning at the end of the first full quarter following the Credit Agreement Closing Date at a rate of (i) 2.5% per annum during the first year following the Credit Agreement Closing Date, (ii) 5.0% per annum during the second and third years following the Credit Agreement Closing Date, (iii) 7.5% per annum during the fourth year following the Credit Agreement Closing Date and (iv) 10% per annum during the fifth year following the Credit Agreement Closing Date, with the balance to be paid on the stated maturity date. The Term Loan B Facility amortizes on a quarterly basis beginning at the end of the first full quarter following the Credit Agreement Closing Date at a rate of 1.0% per annum with the balance to be paid on the stated maturity date. The Term Loan A Facility may be repaid, in whole or in part, at any time prior to maturity without penalty. The Term Loan B Facility is subject to a prepayment premium of 1% of the amount of any prepayment (voluntary or involuntary) with the proceeds of debt in connection with a refinancing of the Term Loan B Facility occurring prior to 6 months after the Credit Agreement Closing Date which results in a lower effective yield than the Term Loan B Facility; otherwise, the Term Loan B Facility may be repaid, in whole or in part, at any time prior to maturity without penalty.

The New Credit Agreement requires us to make prepayments in connection with the issuance or incurrence of redeemable preferred interests or debt, non-ordinary course sales of assets, receipt of insurance proceeds and excess cash flow, in each case subject to certain baskets and exceptions described in the New Credit Agreement.

The New Credit Agreement includes a covenant limiting our maximum leverage ratio to 5.00:1.00, subject to a step-down to 4.50:1.00 in future periods. In addition, the New Credit Agreement contains customary affirmative and negative covenants for financings of its type (subject to customary exceptions).

The New Credit Agreement provides that the occurrence of any of the following events (subject to applicable cure periods, if any) will constitute an event of default: payment default, breach of representation or warranty, covenant breach, cross default to other indebtedness in excess of a certain monetary threshold, certain bankruptcy events, an ERISA event in excess of a certain monetary threshold, final judgment or settlement in excess of a certain monetary threshold, any security or guarantee documents cease to be in effect, a change of control of DaVita Inc. or loss of eligibility to participate in Medicare or Medicaid programs. Upon the occurrence and during the continuation of an event of default, the administrative agent may exercise remedies on behalf of the lenders, including accelerating the repayment of outstanding loans under the New Credit Agreement.

As of the Credit Agreement Closing Date, the Term Loan B Facility was fully drawn, and there were no amounts outstanding under the Term Loan A Facility or the Revolving Credit Facility. Proceeds under the New Credit Agreement have been used to repay all amounts outstanding under our prior credit agreement and have been or will be used to finance the consummation of the Offer, to fund the redemption of all of our 5.75% Senior Notes due 2022 (the “2022 Notes”), to pay fees,

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commissions and expenses in connection with each of the foregoing and the New Credit Agreement itself, and for general corporate purposes, including to fund potential future share repurchases and finance acquisitions.

The descriptions above are intended to be summaries of the material terms of the New Credit Agreement.”

(15)

The third sentence of the last paragraph of the sub-heading “Summary Unaudited Pro Forma Consolidated Financial Data.” beginning on page 35, under the section of the Offer to Purchase captioned “10. Certain Financial Information”, as amended by Amendment No. 1 to the Schedule TO, beginning on page 34, is hereby amended and restated in its entirety as follows:

“There can be no assurance that we will be able to use the proceeds of our new senior secured credit agreement entered into on August 12, 2019 to redeem our 2022 Notes on terms acceptable to us or at all.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(c) Press release, dated August 12, 2019, announcing that the financing condition has been satisfied.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

DAVITA INC.

By:	/s/ Joel Ackerman
Name:	Joel Ackerman
Title:	Chief Financial Officer and Treasurer

Dated: August 12, 2019

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)✓	Offer to Purchase, dated July 22, 2019.

(a)(1)(B)✓	Letter of Transmittal.

(a)(1)(C)✓	Notice of Guaranteed Delivery.

(a)(1)(D)✓	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 22, 2019.

(a)(1)(E)✓	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 22, 2019.

(a)(1)(F)✓	Summary Advertisement, dated July 22, 2019.

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release issued July 22, 2019. (1)

(a)(5)(B)✓	Press release, dated July 22, 2019, announcing the commencement of the tender offer.

(a)(5)(C)✓✓	Press release, dated August 12, 2019, announcing that the financing condition has been satisfied.

(b)(1)	Credit Agreement, dated as of June 24, 2014, by and among DaVita Inc., the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Barclays Bank PLC, and Wells Fargo Bank, National Association as Co-Syndication Agents, Bank of America, N.A., Credit Suisse AG, Goldman Sachs Bank USA, JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc., and SunTrust Bank, as Co-Documentation Agents, Barclays Bank PLC, Wells Fargo Securities, LLC, Credit Suisse Securities (USA) LLC, Goldman Sachs Bank USA, J.P. Morgan Securities, LLC, Bank of America, N.A., Morgan Stanley Senior Funding, Inc., and SunTrust Robinson Humphrey, Inc. as Joint Lead Arrangers and Joint Bookrunners, The Bank of Nova Scotia, Credit Agricole Securities (USA) Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Sumitomo Mitsui Banking Corporation, as Senior Managing Agents, HSBC Securities (USA) Inc., Fifth Third Bank, and Compass Bank as Managing Agents. (2)

(b)(2)	Amendment No. 1, dated as of November 21, 2018, to that certain Credit Agreement, dated as of June 24, 2014, by and among DaVita Inc., the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other agents from time to time party thereto. (3)

(b)(3)✓	Commitment Letter, dated July 18, 2019, by and between DaVita Inc. and Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Credit Agricole Corporate and Investment Bank, JPMorgan Chase Bank, N.A., MUFG (as defined below), Bank of America, N.A., Barclays Bank PLC, Credit Suisse Loan Funding LLC (“CSLF”), Credit Suisse AG, Cayman Islands Branch, Goldman Sachs Bank USA, Morgan Stanley Senior Funding, Inc. and/or an affiliate, SunTrust Robinson Humphrey, Inc., SunTrust Bank, The Bank of Nova Scotia, and Sumitomo Mitsui Banking Corporation. “MUFG” is defined as MUFG Bank, Ltd., MUFG Union Bank, N.A., MUFG Securities Americas Inc. and/or any affiliates of Mitsubishi UFJ Financial Group, Inc. as determined to be appropriate to provide the services contemplated in the Commitment Letter.

(c)	None.

(d)(1)(A)*	Employment Agreement, effective July 25, 2008, between DaVita Inc. and Kent J. Thiry. (4)

(d)(1)(B)*	Amendment to Employment Agreement, effective December 31, 2014, by and between DaVita Inc. and Kent. J. Thiry. (5)

(d)(1)(C)*	Amendment Number Two to Employment Agreement, effective as of August 20, 2018, by and between DaVita Inc. and Kent J. Thiry. (6)

(d)(2)*	Employment Agreement, effective April 29, 2019, by and between Javier J. Rodriguez and DaVita Inc. (7)

(d)(3)*	Employment Agreement, effective February 21, 2017, by and between DaVita Inc. and Joel Ackerman. (8)

(d)(4)*	Employment Agreement, effective April 27, 2016, by and between DaVita HealthCare Partners Inc. and Kathleen A. Waters. (9)

(d)(5)*	Employment Agreement, effective September 22, 2005, by and between DaVita Inc. and James Hilger. (10)

(d)(6)*	Amendment to Employment Agreement, effective December 12, 2008, by and between DaVita Inc. and James Hilger. (11)

(d)(7)*	Second Amendment to Employment Agreement, effective December 27, 2012, by and between DaVita Inc. and James Hilger. (12)

(d)(8)*	Third Amendment to Employment Agreement, effective December 31, 2014, by and between DaVita Inc. and James Hilger. (5)

(d)(9)*	Transition Agreement, dated as of July 31, 2018, by and between DaVita Inc. and James Hilger. (17)

(d)(10)*	Executive Incentive Plan (as Amended and Restated effective January 1, 2009). (13)

(d)(11)*	DaVita Inc. Severance Plan for Directors and Above. (5)

(d)(12)*	DaVita Inc. Non-Employee Director Compensation Policy. (7)

(d)(13)*	Amended and Restated DaVita Inc. 2011 Incentive Award Plan. (14)

(d)(14)*	Form of 2014 Long Term Incentive Program Stock Appreciation Rights Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (15)

(d)(15)*	Form of 2014 Long Term Incentive Program Restricted Stock Units Agreement under the DaVita Inc. 2011 Incentive Award Plan and Long-Term Incentive Program. (15)

(d)(16)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (16)

(d)(17)*	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(18)*	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan) (16)

(d)(19)*	Form of Long-Term Incentive Program Award Agreement (For 162(m) designated teammates) (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(20)*	Form of Long-Term Incentive Program Award Agreement (DaVita Inc. 2011 Incentive Award Plan). (12)

(d)(21)*	Form of Stock Appreciation Rights Agreement-Board members (DaVita Inc. 2011 Incentive Award Plan). (17)

(d)(22)*✓	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(23)*✓	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(24)*✓	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(25)*✓	Form of Restricted Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(26)*✓	Form of Performance Stock Units Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(27)*✓	Form of Stock Appreciation Rights Agreement-Executives (DaVita Inc. 2011 Incentive Award Plan).

(d)(28)*✓	Restricted Stock Units Agreement, effective as of May 15, 2019, by and between DaVita and Kent Thiry.

(d)(29)*✓	Performance Stock Units Agreement, effective as of May 15, 2019, by and between DaVita and Kent Thiry.

(d)(30)*	Executive Chairman Agreement between Kent J. Thiry and DaVita Inc., dated as of April 29, 2019. (7)

(d)(31)	Form of 5.750% Senior Notes due 2022 and related Guarantee. (18)

(d)(32)	Indenture, dated August 28, 2012, by and among DaVita Inc., the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as Trustee. (18)

(g)	Not applicable.

(h)	Not applicable.

*	Management contract or executive compensation plan or arrangement
✓✓	Filed herewith
✓	Filed as an exhibit to the Schedule TO
(1)	Filed on July 22, 2019 as an exhibit to the Company’s Current Report on Form 8-K.
(2)	Filed on August 1, 2014 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.
(3)	Filed on November 26, 2018 as an exhibit to the Company’s Current Report on Form 8-K.
(4)	Filed on July 31, 2008 as an exhibit to the Company’s Current Report on Form 8-K.
(5)	Filed on February 22, 2019 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.
(6)	Filed on August 23, 2018 as an exhibit to the Company’s Current Report on Form 8-K.
(7)	Filed on May 7, 2019 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019.
(8)	Filed on February 24, 2017 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.
(9)	Filed on May 2, 2017 as an exhibit to the Company’s Quarterly Report on 10-Q for the quarter ended March 31, 2017.
(10)	Filed on August 7, 2006 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2006.
(11)	Filed on February 27, 2009 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008
(12)	Filed on March 1, 2013 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.
(13)	Filed on June 18, 2009 as an exhibit to the Company’s Current Report on Form 8-K.
(14)	Filed on April 28, 2014 as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A.
(15)	Filed on November 6, 2014 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.
(16)	Filed on August 4, 2011 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.
(17)	Filed on August 1, 2018 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018.
(18)	Filed on August 28, 2012 as an exhibit to the Company’s Current Report on Form 8-K.